SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 21)*

LAZYDAYS HOLDINGS, INC.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

52110H 100

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Avenue

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 13, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52110H 100	13D/A	Page 2 of 9

1.	Names of reporting persons. Coliseum Capital Management, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 14,285,751 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,738,770 (1)(2)

11.	Aggregate amount beneficially owned by each reporting person 14,285,751 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 65.1% (1)(2)
14.	Type of reporting person (see instructions) IA

(1)

Includes (i) 5,728,328 shares of common stock, par value $0.0001 per share (the “Common Stock”) that could be obtained upon the conversion of 500,000 shares of Series A convertible preferred stock, par value $0.0001 per share (the “Preferred Stock”), at the current conversion rate; (ii) except for Row 10 (i.e., shared dispositive power), the equivalent of 546,981 shares of Common Stock that could be voted as a result of accrued and unpaid Preferred Dividends (as defined in the Certificate of Designations of the Preferred Stock (the “Certificate of Designations”) at the current conversion rate; (iii) 6,522,423 shares of Common Stock; (iv) 2,000,000 shares of Common Stock issuable upon the exercise of warrants at an exercise price of $5.25 per share of Common Stock (the “Warrants”); (v) 4,000 shares of Common Stock issuable upon the exercise of 4,000 options at an exercise price of $23.11 per share of Common Stock (the “2026 Options”); and (vi) 31,000 shares of Common Stock issuable upon the exercise of 31,000 options at an exercise price of $7.91 per share of Common Stock (the “2025 Options”).

(2)

The shared voting power (and therefore, the beneficial ownership) of the Reporting Person may change based on the accrual of Preferred Dividends and could decrease if (i) the Issuer elects to pay cash for any accrued and unpaid dividends, or (ii) if at the time of conversion or a liquidation event, the Issuer elects to pay cash for the then accrued and unpaid Preferred Dividends, in each case in accordance with the Certificate of Designations.

CUSIP No. 52110H 100	13D/A	Page 3 of 9

1.	Names of reporting persons. Coliseum Capital, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,540,796 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,140,941 (1)(2)

11.	Aggregate amount beneficially owned by each reporting person 11,540,796 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 57.7% (1)(2)
14.	Type of reporting person (see instructions) OO

(1)

Includes (i) 4,187,534 shares of Common Stock that could be obtained upon the conversion of 365,511 shares of Preferred Stock at the current conversion rate; (ii) except for Row 10 (i.e., shared dispositive power), the equivalent of 399,855 shares of Common Stock that could be voted as a result of accrued and unpaid Preferred Dividends (as defined in the Certificate of Designations) at the current conversion rate; (iii) 5,718,262 shares of Common Stock; (iv) 1,600,000 shares of Common Stock issuable upon the exercise of the Warrants; (v) 4,000 shares of Common Stock issuable upon the exercise of the 2026 Options; and (vi) 31,000 shares of Common Stock issuable upon the exercise of the 2025 Options.

(2)

The shared voting power (and therefore, the beneficial ownership) of the Reporting Person may change based on the accrual of Preferred Dividends and could decrease if (i) the Issuer elects to pay cash for any accrued and unpaid dividends, or (ii) if at the time of conversion or a liquidation event, the Issuer elects to pay cash for the then accrued and unpaid Preferred Dividends, in each case in accordance with the Certificate of Designations.

CUSIP No. 52110H 100	13D/A	Page 4 of 9

1.	Names of reporting persons. Coliseum Capital Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) WC
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 11,540,796 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 11,140,941 (1)(2)

11.	Aggregate amount beneficially owned by each reporting person 11,540,796 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 57.7% (1)(2)
14.	Type of reporting person (see instructions) PN

(1)

Includes (i) 4,187,534 shares of Common Stock that could be obtained upon the conversion of 365,511 shares of Preferred Stock at the current conversion rate; (ii) except for Row 10 (i.e., shared dispositive power), the equivalent of 399,855 shares of Common Stock that could be voted as a result of accrued and unpaid Preferred Dividends (as defined in the Certificate of Designations) at the current conversion rate; (iii) 5,718,262 shares of Common Stock; (iv) 1,600,000 shares of Common Stock issuable upon the exercise of the Warrants; (v) 4,000 shares of Common Stock issuable upon the exercise of the 2026 Options; and (vi) 31,000 shares of Common Stock issuable upon the exercise of the 2025 Options.

(2)

The shared voting power (and therefore, the beneficial ownership) of the Reporting Person may change based on the accrual of Preferred Dividends and could decrease if (i) the Issuer elects to pay cash for any accrued and unpaid dividends, or (ii) if at the time of conversion or a liquidation event, the Issuer elects to pay cash for the then accrued and unpaid Preferred Dividends, in each case in accordance with the Certificate of Designations.

CUSIP No. 52110H 100	13D/A	Page 5 of 9

1.	Names of reporting persons. Adam Gray
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 14,285,751 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,738,770 (1)(2)

11.	Aggregate amount beneficially owned by each reporting person 14,285,751 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 65.1% (1)(2)
14.	Type of reporting person (see instructions) IN

(1)

Includes (i) 5,728,328 shares of Common Stock that could be obtained upon the conversion of 500,000 shares of Preferred Stock at the current conversion rate; (ii) except for Row 10 (i.e., shared dispositive power), the equivalent of 546,981 shares of Common Stock that could be voted as a result of accrued and unpaid Preferred Dividends (as defined in the Certificate of Designations) at the current conversion rate; (iii) 6,522,423 shares of Common Stock; (iv) 2,000,000 shares of Common Stock issuable upon the exercise of the Warrants; (v) 4,000 shares of Common Stock issuable upon the exercise of the 2026 Options; and (vi) 31,000 shares of Common Stock issuable upon the exercise of the 2025 Options.

(2)

The shared voting power (and therefore, the beneficial ownership) of the Reporting Person may change based on the accrual of Preferred Dividends and could decrease if (i) the Issuer elects to pay cash for any accrued and unpaid dividends, or (ii) if at the time of conversion or a liquidation event, the Issuer elects to pay cash for the then accrued and unpaid Preferred Dividends, in each case in accordance with the Certificate of Designations.

CUSIP No. 52110H 100	13D/A	Page 6 of 9

1.	Names of reporting persons. Christopher Shackelton
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds (see instructions) AF
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0
	8.	Shared voting power 14,285,751 (1)(2)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 13,738,770 (1)(2)

11.	Aggregate amount beneficially owned by each reporting person 14,285,751 (1)(2)
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 65.1% (1)(2)
14.	Type of reporting person (see instructions) IN

(1)

Includes (i) 5,728,328 shares of Common Stock that could be obtained upon the conversion of 500,000 shares of Preferred Stock at the current conversion rate; (ii) except for Row 10 (i.e., shared dispositive power), the equivalent of 546,981 shares of Common Stock that could be voted as a result of accrued and unpaid Preferred Dividends (as defined in the Certificate of Designations) at the current conversion rate; (iii) 6,522,423 shares of Common Stock; (iv) 2,000,000 shares of Common Stock issuable upon the exercise of the Warrants; (v) 4,000 shares of Common Stock issuable upon the exercise of the 2026 Options; and (vi) 31,000 shares of Common Stock issuable upon the exercise of the 2025 Options.

(2)

The shared voting power (and therefore, the beneficial ownership) of the Reporting Person may change based on the accrual of Preferred Dividends and could decrease if (i) the Issuer elects to pay cash for any accrued and unpaid dividends, or (ii) if at the time of conversion or a liquidation event, the Issuer elects to pay cash for the then accrued and unpaid Preferred Dividends, in each case in accordance with the Certificate of Designations.

CUSIP No. 52110H 100	13D/A	Page 7 of 9

Explanatory Note: This Amendment No. 21 (this “Amendment”) to the Schedule 13D (the “Initial 13D”) filed by the Reporting Persons (as defined below) with the U.S. Securities and Exchange Commission (the “Commission”) on March 26, 2018, relating to Common Stock of Lazydays Holdings, Inc. (the “Issuer”) (formerly known as Andina II Holdco Corp.), a Delaware corporation, and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on December 17, 2018, by Amendment No. 2 to the Initial 13D filed on December 18, 2019, by Amendment No. 3 to the Initial 13D filed on May 20, 2020, by Amendment No. 4 to the Initial 13D filed on June 19, 2020, by Amendment No. 5 to the Initial 13D filed on August 5, 2020, by Amendment No. 6 to the Initial 13D filed on October 9, 2020, by Amendment No. 7 to the Initial 13D filed on November 27, 2020, by Amendment No. 8 to the Initial 13D filed on December 10, 2021, by Amendment No. 9 to the Initial 13D filed on December 14, 2021, by Amendment No. 10 to the Initial 13D filed on November 9, 2022, by Amendment No. 11 to the Initial 13D filed on November 14, 2022, by Amendment No. 12 to the Initial 13D filed on December 7, 2022, by Amendment No. 13 to the Initial 13D filed on March 2, 2023, by Amendment No. 14 to the Initial 13D filed on March 7, 2023, by Amendment No. 15 to the Initial 13D filed on March 20, 2023, by Amendment No. 16 to the Initial 13D filed on May 23, 2023, by Amendment No. 17 to the Initial 13D filed on November 30, 2023, by Amendment No. 18 to the Initial 13D filed on January 3, 2024, by Amendment No. 19 to the Initial 13D filed on May 17, 2024 and by Amendment No. 20 to the Initial 13D filed on June 11, 2024, amends and supplements the items set forth herein.

Item 2. Identity and Background.

Item 2(a) is hereby amended and restated entirety as follows:

This Schedule 13D is filed by:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton (“Shackelton”).

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons”.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

On August 13, 2024, Coliseum Holdings I, LLC (the “Mortgage Lender”) entered into a non-binding letter of intent with the Issuer pursuant to which the Mortgage Lender may be willing to make an additional loan of $5 million (the “Additional Loan”) under and on substantially same terms as that certain Loan Agreement, dated as of December 29, 2023, by and among the Lender and the subsidiaries of the Issuer which are party thereto as Borrowers, as amended by a First Amendment thereto dated as of May 15, 2024. In connection with the Additional Loan, it is contemplated that the Issuer will issue warrants to advisory clients of CCM, an affiliate of Mortgage Lender, to purchase 666,667 shares of common stock at a price of $5.25 per share, subject to certain adjustments (the “Warrants”).

CUSIP No. 52110H 100	13D/A	Page 8 of 9

There can be no assurance that the Additional Loan will be made and that Warrants will be issued to advisory clients of CCM.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a)–(b)

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference herein. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 14,166,046 shares of Common Stock outstanding as of August 14, 2024 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on August 15, 2024.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 16, 2024

COLISEUM CAPITAL MANAGEMENT, LLC		CHRISTOPHER SHACKELTON

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL, LLC		ADAM GRAY

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.

By: Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact